May 24, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: IntelGenx Technologies Corp.

6420 Abrams

Ville Saint Laurent, Quebec

H4S 1Y2, Canada

CIK: 0001098880

REQUEST FOR WITHDRAWAL OF OFFERING STATEMENT ON FORM 1-A (File No. 024-12386)

Ladies and Gentlemen:

On behalf of IntelGenx Technologies Corp (the "Company"), and pursuant to Rule 259 of Regulation A promulgated under the Securities Act of 1933, as amended, we hereby submit the Company's request for the withdrawal of its Offering Statement on Form 1-A (File No. 024-12386), together with all amendments and exhibits thereto (collectively, the "Offering Statement"), first filed with the Securities and Exchange Commission (the "Commission") on January 9, 2024, and qualified by the Commission on February 16, 2024, with the filing of post-qualification amendments, most recently on April 5, 2024. The Offering Statement relates to the public offering of the Company's Series A Convertible Cumulative Preferred Stock (the "Series A Preferred Stock").

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to perform an offering under Regulation A. No Series A Preferred Stock has been sold in this offering.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

IntelGenx Technologies Corp.

/s/ Andre Godin
Name: Andre Godin
Title: Chief Financial Officer